Exhibit 99.1

CORPORACION AMERICA AIRPORTS REPORTS FIRST QUARTER 2025 RESULTS

Solid traffic performance supported strong top-line growth and ex-IAS29 Adjusted EBITDA expansion

Passenger traffic in Argentina rebounded to a record-high in Jan ’25; International traffic up 21.0% YoY

Cash & Cash Equivalents at $449 million with Net Debt to LTM Adjusted EBITDA of 1.1x

Luxembourg, May 22, 2025— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) one of the leading private airport operators in the world, reported today its unaudited, consolidated results for the three-month period ended March 31, 2025. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance with IFRS rule IAS 29 (“IAS 29”), as detailed in Section “Hyperinflation Accounting in Argentina” on page 21.

First Quarter 2025 Highlights

▪	Consolidated Revenues ex-IFRIC12 totaled $416.9 million, up 6.4% year-over-year (YoY), driven by increases of 6.8% and 6.1% in Aeronautical Revenues and Commercial Revenues, respectively. Excluding rule IAS 29, consolidated revenues ex-IFRIC12 increased 11.5% YoY to $413.9 million.

▪	Key operating metrics:

▪	7.3% increase in passenger traffic to 20.4 million, or up 9.4% excluding Natal.
▪	9.1% increase in cargo volume to 95.9 thousand tons.
▪	3.1% increase in aircraft movements, or 4.7% excluding Natal.

▪	Operating Income of $104.0 million, compared with $124.8 million in 1Q24.

▪	Adjusted EBITDA ex-IFRIC12 decreased 4.6% to $155.6 million, from $163.2 million in the year-ago period. Excluding the impact of rule IAS 29, Adjusted EBITDA ex-IFRIC12 increased 4.0% to $157.9 million.

▪	Adjusted EBITDA margin ex-IFRIC12 was 37.3% compared to 41.7% in 1Q24. Adjusting for rule IAS 29, Adjusted EBITDA margin ex-IFRIC12 contracted to 38.2% from 40.9% in the prior-year quarter.

▪	Strong liquidity position with Cash & Cash equivalents of $448.6 million as of March 31, 2025.

▪	Net debt to LTM Adjusted EBITDA stood at 1.1x as of March 31, 2025, unchanged from December 31, 2024.

CEO Message

Commenting on the results for the quarter Mr. Martín Eurnekian, CEO of Corporación América Airports, noted: “We had a solid start to 2025, driven by a strong recovery in Argentina and traffic growth across all our markets. Total passenger traffic rose by over 7% year-over-year, or more than 9% when excluding the discontinued Natal concession in Brazil. Argentina led the rebound, delivering double-digit growth and reaching record-high volumes in January. Uruguay also achieved an all-time record at Carrasco airport in January, while Italy posted strong performance at both Florence and Pisa airports. Growth was broad-based, with gains in both international and domestic traffic. International traffic in particular maintained strong momentum, increasing nearly 13% compared to the same period last year.

Revenues grew by 6% year-over-year, or close to 12% on an ex-IAS 29 basis—outpacing traffic growth and highlighting our focus on maintaining commercial revenue momentum. Adjusted EBITDA excluding IAS 29 rose 4% to $158 million, supported by positive contributions from Argentina, Uruguay, and Ecuador. EBITDA margin ex-IAS 29 stood at 38%, impacted by inflationary pressures in Argentina, where Peso-denominated costs continued to outpace currency depreciation, as well as FX translation effects in Brazil and, to a lesser extent, in Italy.

On the commercial front, we are advancing key initiatives to increase revenue per PAX as well as enhance the passenger experience. In Argentina, we are completing the expansion of the duty-free arrivals area at Ezeiza Airport this month, more than doubling its size. In Uruguay, we inaugurated a new covered parking facility at Montevideo Airport, further improving service quality and unlocking growth in commercial revenues.

Strategically, we continued to advance value creation projects across our portfolio. In Armenia, we are progressing with our $425 million Capex program. In Italy, the Florence master plan received a positive environmental review, and in Argentina, we remain in active negotiations with the government regarding the revision of the economic equilibrium of the Aeropuertos Argentina concession agreement. On the new business front, we submitted our proposal for a 30-year concession in Montenegro and further clarifications in Angola. We boosted our new business development team to pursue future opportunities.

Finally, we were honored to receive several industry recognitions that speak to our operational excellence. Carrasco Airport in Uruguay was named Best Airport in Latin America and the Caribbean under 2 million passengers by ACI. Brasília Airport ranked second globally for punctuality in its category and topped Brazil in passenger satisfaction, while Guayaquil Airport in Ecuador earned a prestigious 5-star EFQM rating.

We enter the rest of the year with strong momentum and remain focused on executing our strategy with discipline to control costs and deliver value creation”.

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	1Q25 as reported	1Q24 as reported	% Var as reported	IAS 29 1Q25	1Q25 ex IAS 29	1Q24 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers)	20.4	19.0	7.3%		20.4	19.0	7.3%
Revenue	447.8	433.0	3.4%	1.6	446.2	412.3	8.2%
Aeronautical Revenues	236.7	221.5	6.8%	1.4	235.3	208.7	12.7%
Non-Aeronautical Revenues	211.1	211.5	-0.2%	0.2	210.9	203.6	3.6%
Revenue excluding construction service	416.9	391.7	6.4%	3.0	413.9	371.1	11.5%
Operating Income / (Loss)	104.0	124.8	-16.6%	-34.5	138.6	132.6	4.5%
Operating Margin	23.2%	28.8%	-559	0.0%	31.1%	32.1%	-109
Net (Loss) / Income Attributable to Owners of the Parent	40.8	152.7	-73.3%	-18.6	59.3	89.8	-33.9%
Basic EPS (US$)	0.25	0.95	-73.3%	-0.12	0.37	0.56	-34.0%
Adjusted EBITDA	157.8	163.9	-3.7%	-2.3	160.1	152.5	5.0%
Adjusted EBITDA Margin	35.2%	37.9%	-261	-	35.9%	37.0%	-110
Adjusted EBITDA Margin excluding Construction Service	37.3%	41.7%	-433	-	38.2%	40.9%	-274
Net Debt to LTM Adjusted EBITDA	1.1x	1.2x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (1)	1.1x	1.4x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)        LTM Adjusted EBITDA excluding impairments of intangible assets.

1Q25 Operating Performance

Passenger Traffic

Total passenger traffic increased by 7.3% year-over-year (YoY) to 20.4 million passengers, or by 9.4% YoY when adjusted for the discontinuation of Natal Airport, effective February 19, 2024. This was an improvement from the 1.2% decline (or 1.5% increase excluding Natal) reported in 4Q24. Domestic passenger traffic increased by 4.0% year-over-year, or by 7.7% excluding Natal, primarily driven by a recovery in demand in Argentina, along with strong performances in Italy and, to a lesser extent, in Brazil (excluding Natal). Meanwhile, international traffic grew by 12.6% YoY, with all markets contributing positively, except Armenia. Notably, Argentina accounted for 82% of the total YoY increase in international traffic.

Passenger traffic in Argentina increased by 12.5% YoY, improving from the 1.4% decline recorded in 4Q24 and marking an all-time high in January. This recovery was primarily driven by a rebound in domestic traffic, coupled with continued growth in international travel. Domestic traffic rose by 9.0% YoY improving from the 5.9% YoY decline in the prior quarter. Note that YoY comparisons for domestic traffic are no longer impacted by the ‘Previaje’ incentive program, which was suspended in December 2023 following the swearing-in of the new government. During the quarter, JetSMART continued to gain market share, supported by the addition of three Airbus A321neo aircraft, while Flybondi inaugurated the Buenos Aires–Río Gallegos route with six weekly flights. International passenger traffic rose by 21.0% YoY, accelerating from the 11.3% increase recorded in 4Q24. Aerolíneas Argentinas resumed operations to Porto Alegre and confirmed plans to maintain the Córdoba–Rio de Janeiro route year-round. Additionally, Avianca began operating flights to Buenos Aires with Wamos Air A330-300s aircraft as part of its strategy to strengthen service on high-demand routes.

In Italy, passenger traffic rose by 10.4% YoY, mainly supported by an increase in flight frequencies by Ryanair. International traffic, which accounted for 75% of total traffic, grew by 8.3% YoY, driven by increases of 9.0% at Pisa airport and 7.4% at Florence airport. Meanwhile, domestic passenger traffic increased by 17.4% YoY, supported by strong performances at both Pisa and Florence airports.

In Brazil, total passenger traffic declined by 4.6% YoY, but rose by 5.4% YoY when adjusted for the discontinuation of Natal Airport, showing improved traffic trends despite ongoing challenges in the aviation sector and aircraft availability in the country. Domestic traffic, which accounted for nearly 60% of total traffic, fell by 11.9% YoY, but increased by 3.6% when excluding Natal. Meanwhile, transit passengers rose by 4.9% YoY. Following the friendly termination process concluded in the first quarter of 2024, effective February 19, 2024, CAAP no longer operates Natal Airport. Therefore, statistics for Natal are available up to February 18, 2024.

In Uruguay, where air traffic is predominantly international, total passenger traffic continued its recovery, increasing by 2.4% YoY, supported by new routes launched for the summer season. Both SKY and LATAM Airlines introduced new services connecting Montevideo–Rio de Janeiro and Punta del Este–Santiago de Chile, respectively, while Azul Linhas Aéreas began operating flights to Florianópolis. During the quarter, Azul announced a new direct route between Montevideo and Campinas, with five weekly flights, aimed at strengthening ties between Uruguay and Brazil, facilitating passenger flows, and promoting new commercial and tourism opportunities.

Passenger traffic in Armenia grew by 1.2% YoY to 1.1 million passengers, continuing its positive trend post-COVID. This performance was supported by the introduction of new airlines and increased flight frequencies, with carriers such as China Southern, Air Cairo, Salam Air, and Sky Express recently beginning operations at Yerevan Airport.

In Ecuador, total passenger traffic rose by 2.2% YoY to 1.1 million passengers, despite ongoing security concerns in the country. International traffic increased by 3.9% YoY, while domestic traffic increased 0.4% YoY, as high airfare prices continued to weigh on travel demand.

Cargo Volume

Cargo volume increased by 9.1% YoY, with positive YoY contributions from all countries of operations, except Ecuador and Brazil: Uruguay (+29.0%), Argentina (+13.1%), Armenia (+6.2%), Italy (+3.5%), Ecuador (-3.6%), and Brazil (-0.8%). Argentina, Brazil, and Armenia together accounted for almost 80% of the total cargo volume in the quarter.

Aircraft Movements

Total aircraft movements increased by 3.1% YoY, with positive YoY contributions from all countries except Brazil: Italy (+7.8%), Argentina (+4.7%), Armenia (+3.0%), Uruguay (+2.0%), Ecuador (+1.3%), and Brazil (-2.9%). Argentina, Brazil, and Ecuador accounted for more than 80% of total aircraft movements in the quarter.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 29 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	1Q25	1Q24	% Var. ('25 vs '24)
Domestic Passengers (in thousands)	10,639	10,230	4.0%
International Passengers (in thousands)	7,835	6,956	12.6%
Transit Passengers (in thousands)	1,894	1,798	5.3%
Total Passengers (in thousands)[1]	20,368	18,984	7.3%
Cargo Volume (in thousands of tons)	95.9	87.9	9.1%
Total Aircraft Movements (in thousands)	206.3	200.1	3.1%

1 Excluding Natal for comparison purposes, total passenger traffic was up 9.4% YoY in 1Q25.

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	1Q25	1Q24	% Var.	1Q25	1Q24	% Var.	1Q25	1Q24	% Var.
	(thousands)			(tons)
Argentina	12,168	10,812	12.5%	50,047	44,234	13.1%	119,427	114,015	4.7%
Italy	1,630	1,477	10.4%	3,224	3,115	3.5%	14,767	13,695	7.8%
Brazil (2) (3)	3,726	3,905	-4.6%	15,277	15,407	-0.8%	34,583	35,607	-2.9%
Uruguay	654	639	2.4%	8,889	6,893	29.0%	9,911	9,720	2.0%
Ecuador (1)	1,134	1,110	2.2%	8,957	9,294	-3.6%	19,243	18,987	1.3%
Armenia	1,055	1,043	1.2%	9,554	8,999	6.2%	8,335	8,089	3.0%
TOTAL (3)	20,368	18,984	7.3%	95,947	87,943	9.1%	206,266	200,113	3.1%

1)	CAAP owns 99.9% of ECOGAL, which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.
2)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.
3)	Excluding Natal for comparison purposes, total passenger traffic was up 9.4% YoY and 5.4% for CAAP and Brazil, respectively, in 1Q25.

Review of Consolidated Results

Results for ECOGAL, which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Revenues

Consolidated Revenues increased by 3.4% YoY to $447.8 million. Excluding Construction Services and the impact of IAS 29, revenues rose by 11.5% YoY to $413.9 million, slightly above passenger traffic growth, with positive contributions from all countries of operations except Brazil and Armenia. Increases in both aeronautical and commercial revenues contributed to revenue growth.

The following table shows revenue performance by country. More detail on the performance of CAAP´s countries of operations can be found on page 11.

Revenues by Segment (in US$ million)

Country	1Q25 as reported	1Q24 as reported	% Var as reported	IAS 29	1Q25 ex IAS 29	1Q24 ex IAS 29	% Var ex IAS 29
Argentina	268.8	255.0	5.4%	1.6	267.2	234.3	14.0%
Italy	27.1	22.6	19.6%	-	27.1	22.6	19.6%
Brazil	25.2	28.8	-12.7%	-	25.2	28.8	-12.7%
Uruguay	51.2	50.7	1.1%	-	51.2	50.7	1.1%
Armenia	48.1	48.5	-0.8%	-	48.1	48.5	-0.8%
Ecuador (1)	27.2	26.7	2.2%	-	27.2	26.7	2.2%
Unallocated	0.2	0.7	-76.7%	-	0.2	0.7	-76.7%
Total consolidated revenue (2)	447.8	433.0	3.4%	1.6	446.2	412.3	8.2%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues increased 12.2% in Argentina (or 22.2% excluding IAS29), 2.7% in Italy, 4.5% in Uruguay, 2.2% in Ecuador; and decreased 12.4% YoY in Brazil and 1.9% in Armenia.

Revenue Breakdown (in US$ million)

	1Q25 as reported	1Q24 as reported	% Var as reported	IAS 29	1Q25 ex IAS 29	1Q24 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	236.7	221.5	6.8%	1.4	235.3	208.7	12.7%
Non-aeronautical Revenue	211.1	211.5	-0.2%	0.2	210.9	203.6	3.6%
Commercial revenue	178.7	168.4	6.1%	1.6	177.1	160.6	10.2%
Construction service revenue (1)	30.9	41.3	-25.2%	-1.4	32.3	41.2	-21.6%
Other revenue	1.5	1.8	-15.9%	0.0	1.5	1.8	-15.9%
Total Consolidated Revenue	447.8	433.0	3.4%	1.6	446.2	412.3	8.2%
Total Revenue excluding Construction Service revenue (2)	416.9	391.7	6.4%	3.0	413.9	371.1	11.5%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Revenues accounted for 52.9% of total revenues, increasing by 6.8% YoY to $236.7 million, or by 12.7% to $235.3 million when excluding the impact of IAS 29. This performance was supported by a 7.3% increase in passenger traffic and was mainly driven by growth in Argentina, with contributions from Uruguay and Ecuador. In Argentina, aeronautical revenues grew by 12.6%, or by 23.3% excluding IAS 29, primarily driven by a 21.0% increase in international traffic. In Uruguay, aeronautical revenues rose by 2.3%, in line with passenger traffic growth, while Ecuador delivered a 0.5% increase, also reflecting traffic growth. In contrast, aeronautical revenues declined by 14.2% YoY in Brazil, 5.1% in Armenia, and 1.0% in Italy.

Non-Aeronautical Revenues represented 47.1% of total revenues, decreasing by 0.2% YoY to $211.1 million, or increasing by 3.6% YoY to $210.9 million when excluding the impact of IAS 29. Commercial Revenues grew by 6.1% YoY, or by 10.2% excluding IAS 29, mainly driven by higher contributions from parking facilities, VIP lounges, duty-free stores, and other passenger-related revenue streams. These gains were partially offset by lower fuel revenues in Armenia. Meanwhile, Construction Service Revenue declined by 25.2% YoY, or by 21.6% excluding IAS 29, reflecting lower capital expenditures.

Operating Costs and Expenses

In 1Q25, Total Costs and Expenses, excluding Construction Service Costs, increased by 17.7% YoY, or by 17.6% to $287.9 million when excluding the impact of IAS 29. This increase was mainly driven by higher Maintenance expenses, primarily in Argentina, combined with higher Concession fees and SG&A expenses.

Cost of Services increased 8.9% YoY, or 8.0% to $259.9 million when excluding IAS29, mainly as a result of the following increases:

▪	50.2%, or $15.4 million, in Maintenance expenses, mainly in Argentina,

▪	12.3%, or $6.1 million, in Concession fees, and

▪	11.6%, or $1.7 million, in Services and fees.

These increases were partially offset by a 25.6% reduction in Construction Service Costs due to lower Capex, and an 11.6% decline in Fuel costs, mainly in Armenia.

Excluding Construction Service Costs, the Cost of Services increased by 15.8% YoY, or by 14.8% to $229.8 million when excluding IAS 29, primarily driven by the aforementioned increases in Maintenance expenses and Concession fees.

Selling, General, and Administrative Expenses (“SG&A”) increased by 23.0% YoY to $54.3 million in 1Q25. Excluding IAS 29, SG&A expenses rose by 25.5% to $53.1 million, mainly reflecting higher Salaries and social security contributions as a result of inflation rates significantly above currency depreciation in Argentina, higher Taxes, and, to a lesser extent, increased Services and fees, Maintenance expenses, and Office expenses.

Other expenses totaled $5.1 million in 1Q25, compared to $2.7 million in 1Q24.

Costs and Expenses (in US$ million)

	1Q25 as reported	1Q24 as reported	% Var as reported	IAS 29	1Q25 ex IAS 29	1Q24 ex IAS 29	% Var ex IAS 29
Cost of Services	291.3	267.5	8.9%	31.5	259.9	240.6	8.0%
Salaries and social security contributions	63.4	60.3	5.1%	0.3	63.1	57.4	9.9%
Concession fees	55.8	52.4	6.4%	0.3	55.4	49.4	12.3%
Construction service cost	28.7	40.6	-29.3%	-1.4	30.1	40.4	-25.6%
Maintenance expenses	46.8	31.7	47.8%	0.9	46.0	30.6	50.2%
Amortization and depreciation	51.7	37.6	37.4%	31.3	20.4	18.6	9.7%
Other	45.0	44.9	0.2%	0.1	44.9	44.2	1.8%
Cost of Services Excluding Construction Service cost	262.7	226.9	15.8%	32.9	229.8	200.1	14.8%
Selling, general and administrative expenses	54.3	44.2	23.0%	1.2	53.1	42.3	25.5%
Other expenses	5.1	2.7	90.3%	0.0	5.0	2.4	108.1%
Total Costs and Expenses	350.7	314.3	11.6%	32.7	318.0	285.3	11.5%
Total Costs and Expenses Excluding Construction Service cost	322.0	273.7	17.7%	34.1	287.9	244.8	17.6%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

In 1Q25, CAAP reported Adjusted EBITDA of $157.8 million and Adjusted EBITDA ex-IFRIC 12 of $155.6 million, representing a 4.6% decline from $163.2 million in 1Q24. However, excluding the impact of IAS 29 in Argentina, Adjusted EBITDA ex-IFRIC 12 increased by 4.0% YoY to $157.9 million, supported by improved YoY performance in Argentina, Uruguay, and Ecuador, partially offset by declines in Italy, Brazil, and Armenia.

The Adjusted EBITDA margin ex-IFRIC 12 contracted to 37.3%, from 41.7% in 1Q24. Excluding the impact of IAS 29 in Argentina, the Adjusted EBITDA margin ex-IFRIC 12 declined by 2.7 percentage points, from 40.9% in 1Q24 to 38.2% in 1Q25, with the margin contracting across all countries of operations except Brazil and Ecuador.

Adjusted EBITDA by Segment (in US$ million)

	1Q25 as reported	1Q24 as reported	% Var as reported	IAS 29	1Q25 ex IAS 29	1Q24 ex IAS 29	% Var ex IAS 29
Argentina	99.7	103.7	-3.9%	-2.3	102.0	92.3	10.5%
Italy	3.5	3.7	-5.1%	-	3.5	3.7	-5.1%
Brazil	9.6	9.9	-2.8%	-	9.6	9.9	-2.8%
Uruguay	22.8	21.9	3.8%	-	22.8	21.9	3.8%
Armenia	18.1	18.8	-3.7%	-	18.1	18.8	-3.7%
Ecuador	8.1	7.5	7.7%	-	8.1	7.5	7.7%
Unallocated	-4.0	-1.7	138.4%	-	-4.0	-1.7	138.4%
Total segment EBITDA	157.8	163.9	-3.7%	-2.3	160.1	152.5	5.0%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	1Q25 as reported	1Q24 as reported	% Var as reported	IAS 29	1Q25 ex IAS 29	1Q24 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	36.2	172.6	-79.0%	-17.8	54.0	109.7	-50.7%
Financial Income	-10.9	-18.7	-41.9%	3.5	-14.3	-22.1	-35.1%
Financial Loss	42.3	-155.8	-127.1%	-35.7	77.9	101.9	-23.5%
Inflation adjustment	3.5	13.6	-73.9%	2.2	1.4	-2.8	-149.3%
Income Tax Expense	32.4	112.9	-71.3%	13.3	19.0	-54.5	-135.0%
Amortization and Depreciation	54.3	39.3	38.0%	32.2	22.1	20.2	9.4%
Adjusted EBITDA	157.8	163.9	-3.7%	-2.3	160.1	152.5	5.0%
Adjusted EBITDA Margin	35.2%	37.9%	-261	-	35.9%	37.0%	-110
Adjusted EBITDA excluding Construction Service	155.6	163.2	-4.6%	-2.3	157.9	151.8	4.0%
Adjusted EBITDA Margin excluding Construction Service	37.3%	41.7%	-433	-	38.2%	40.9%	-274

Financial Income and Loss

CAAP reported a Net Financial Loss of $34.9 million in 1Q25, compared to Net Financial Income of $161.0 million in 1Q24. This variation was primarily driven by lower foreign exchange transaction gains in Argentina during the first quarter of this year, compared to the same period last year, when the inflation rate significantly exceeded the devaluation rate, resulting in a much higher gain on the net monetary liability position. Had IAS 29 not been applied, CAAP would have reported a net financial loss of $65.0 million in 1Q25, compared to a $77.1 million loss in the year-ago period.

	1Q25 as reported	1Q24 as reported	% Var as reported	IAS 29	1Q25 ex IAS 29	1Q24 ex IAS 29	% Var ex IAS 29
Financial Income	10.9	18.7	-41.9%	-3.5	14.3	22.1	-35.1%
Interest income	8.6	17.0	-49.4%	0.0	8.6	16.0	-46.3%
Foreign exchange income	0.1	0.1	-60.9%	-3.5	3.6	4.6	-22.2%
Other	2.2	1.5	44.0%	0.0	2.2	1.5	44.0%
Inflation adjustment	-3.5	-13.6	-73.9%	-2.2	-1.4	2.8	-149.3%
Inflation adjustment	-3.5	-13.6	-73.9%	-2.2	-1.4	2.8	-149.3%
Financial Loss	-42.3	155.8	-127.1%	35.7	-77.9	-101.9	-23.5%
Interest Expenses	-23.7	-27.1	-12.5%	-0.1	-23.6	-25.9	-8.8%
Foreign exchange transaction expenses	10.9	212.0	-94.9%	35.8	-24.9	-47.0	-47.0%
Changes in liability for concessions	-27.2	-26.4	3.3%	-	-27.2	-26.4	3.3%
Other expenses	-2.2	-2.7	-20.5%	-0	-2.2	-2.7	-18.2%
Financial Loss, Net	-34.9	161.0	-121.7%	30.1	-65.0	-77.1	-15.7%

See “Use of Non-IFRS Financial Measures” on page 21.

Income Tax Expense

During 1Q25, the Company reported an Income Tax Expense of $32.4 million versus an expense of $112.9 million in 1Q24. Excluding the impact of IAS 29, CAAP reported an income tax expense of $19.0 million in 1Q25, compared to a tax benefit of $54.5 million in the year-ago quarter.

Net Income and Net Income Attributable to Owners of the Parent

During 1Q25, CAAP reported Net Income of $36.2 million, compared to $172.6 million in 1Q24. This year-over-year decrease was primarily driven by significantly higher foreign exchange gains on the net monetary liability position in Argentina in 1Q24, as the inflation rate at that time substantially exceeded the devaluation rate. The decline also reflects lower operating income reported this year and, to a lesser extent, higher net interest expenses. These effects were partially offset by a reduction in income tax expenses and a positive variation in inflation adjustment results.

In 1Q25, the Company reported Net Income Attributed to Owners of the Parent of $40.8 million and earnings per common share of $0.25, compared with Net Income Attributable to Owners of the Parent of $152.7 million in 1Q24, equivalent to earnings per common share of $0.95.

Consolidated Financial Position

As of March 31, 2025, Cash and Cash Equivalents totaled $448.6 million, representing a 2.0% increase from $439.8 million as of December 31, 2024. Total liquidity, which includes Cash and Cash Equivalents as well as other current financial assets, totaled $523.5 million as of March 31, 2025, compared to $525.9 million as of December 31, 2024.

Total Debt at the close of 1Q25 decreased 1.7%, or $19.3 million, to $1,138.8 million, from $1,158.1 million as of December 31, 2024, primarily driven by debt reductions in Argentina and Ecuador. A total of $859.2 million, or 75.4% of total debt is denominated in U.S. dollars, while $167.6 million, or 14.7% is denominated in Brazilian Reals, and $112.0 million, or 9.8%, is in Euros.

The Net Debt to LTM Adjusted EBITDA ratio stood at 1.1x as of March 31, 2025, unchanged from December 31, 2024, as a decrease in net debt was offset by a corresponding reduction in LTM Adjusted EBITDA. No impairment of intangible assets was recorded over the past twelve months.

As a result, the Net Debt to LTM Adjusted EBITDA ratio excluding intangible assets also remained at 1.1x. As of March 31, 2025, all CAAP subsidiaries remained in compliance with their financial covenants.

Consolidated Debt Indicators (in US$ million)

	As of Mar 31, 2025	As of Dec 31, 2024
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	1.9x	1.8x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	1.1x	1.1x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,5]	1.1x	1.1x
Total Debt	1,138.8	1,158.1
Short-Term Debt	103.9	115.4
Long-Term Debt	1,034.9	1,042.7
Cash & Cash Equivalents	448.6	439.8
Total Net Debt[3]	690.2	718.2

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

4 LTM Adjusted EBITDA as of March 31, 2025 was $610.6 million.

5 LTM Adjusted EBITDA excluding impairment of intangible assets as of March 31, 2025 was $610.6 million.

Total Debt by Segment (in US$ million)
	As of Mar 31, 2025	As of Dec 31, 2024
Argentina	587.2	622.7
Italy (1)	112.0	105.8
Brazil	167.6	157.7
Uruguay (2)	272.0	267.7
Armenia	-	-
Ecuador	-	4.2
Total	1,138.8	1,158.1

1 Of which approximately $96.1 million remain at Toscana Aeroporti level.

2 Of which approximately $252.3 million remain at ACI Airport Sudamérica SAU.

Maturity of borrowings:

	1 year or less	1 – 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	181.7	216.8	579.3	577.8	1,555.6

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings – Breakdown by segment (in USD) as of March 31, 2025:

Segment		Currency	1 year or less	1 – 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	73.9	93.6	273.1	155.4	596.0
	Interest	USD	39.2	35.4	70.9	10.8	156.2
Italy	Principal	EUR	-	15.7	13.9	82.8	112.4
	Interest	EUR	7.0	7.1	16.5	2.3	32.9
Brazil	Principal	R$	9.4	11.2	47.4	99.0	167.0
	Interest	R$	18.4	17.2	42.3	23.2	101.1
Uruguay	Principal	USD	15.6	19.3	71.5	169.7	276.2
	Interest	USD	18.3	17.3	43.7	34.6	113.9
Total			181.7	216.8	579.3	577.8	1,555.6

Cash & Cash Equivalent by Segment (in US$ million)
	As of Mar 31, 2025	As of Dec 31, 2024
Argentina	92.2	104.3
Italy	20.0	26.1
Brazil (1)	51.5	38.2
Uruguay	46.6	30.5
Armenia	27.1	36.3
Ecuador	6.2	15.4
Intermediate holding Companies	205.1	189.2
Total	448.6	439.8

1 At Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 1Q25, CAAP made capital expenditures of $37.0 million, a 22.8% YoY decrease from $48.0 million in 1Q24. Excluding IAS 29, capital expenditures amounted to $38.4 million in the quarter, with Argentina, Uruguay and Italy accounting for 57%, 18% and 16%, respectively.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting under the column ‘IAS 29’, while the columns indicated with “ex IAS 29” present results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for Aeropuertos Argentina (AA), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 1Q25.

	1Q25 as reported	1Q24 as reported	% Var as reported	IAS 29	1Q25 ex IAS 29	1Q24 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	7.6	7.0	9.0%		7.6	7.0	9.0%
International Passengers (in millions) (1)	4.2	3.5	21.0%		4.2	3.5	21.0%
Transit Passengers (in millions) (1)	0.4	0.4	1.9%		0.4	0.4	1.9%
Total Passengers (in millions) (1)	12.2	10.8	12.5%		12.2	10.8	12.5%
Cargo Volume (in thousands of tons)	50.0	44.2	13.1%		50.0	44.2	13.1%
Total Aircraft Movements (in thousands)	119.4	114.0	4.7%		119.4	114.0	4.7%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	152.6	135.5	12.6%	1.4	151.1	122.6	23.3%
Non-aeronautical revenue	116.3	119.6	-2.8%	0.2	116.0	111.7	3.9%
Commercial revenue	96.0	86.1	11.5%	1.6	94.4	78.4	20.5%
Construction service revenue	20.2	33.5	-39.6%	-1.4	21.6	33.4	-35.2%
Total Revenue	268.8	255.0	5.4%	1.6	267.2	234.3	14.0%
Total Revenue Excluding IFRIC12(2)	248.6	221.6	12.2%	3.0	245.6	201.0	22.2%
Cost of Services	178.8	154.5	15.8%	31.5	147.4	127.6	15.5%
Selling, general and administrative expenses	28.1	21.7	29.3%	1.2	26.8	19.9	35.2%
Other expenses	4.4	1.9	132.3%	0.0	4.4	1.7	164.3%
Total Costs and Expenses	211.3	178.1	18.7%	32.7	178.6	149.1	19.8%
Total Costs and Expenses Excluding IFRIC12(3)	191.2	144.7	32.2%	34.1	157.1	115.8	35.7%
Adjusted Segment EBITDA	99.7	103.7	-3.9%	-2.3	102.0	92.3	10.5%
Adjusted Segment EBITDA Mg	37.1%	40.7%	-358	-	38.2%	39.4%	-122
Adjusted EBITDA Margin excluding IFRIC 12(4)	40.1%	46.8%	-671	-	41.5%	45.9%	-439
Capex	20.3	33.5	-39.3%	-1.4	21.7	33.4	-34.8%
1)	See Note 1 in Table "Operating & Financial Highlights”.
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic increased by 12.5% YoY, improving from the 1.4% decline recorded in 4Q24 and marking an all-time high in January. This recovery was primarily driven by a rebound in domestic traffic, coupled with continued growth in international travel. Domestic traffic rose by 9.0% YoY improving from the 5.9% YoY decline in the prior quarter. Note that YoY comparisons for domestic traffic are no longer impacted by the ‘Previaje’ incentive program, which was suspended in December 2023 following the swearing-in of the new government. During the quarter, JetSMART continued to gain market share, supported by the addition of three Airbus A321neo aircraft, while Flybondi inaugurated the Buenos Aires–Río Gallegos route with six weekly flights. International passenger traffic rose by 21.0% YoY, accelerating from the 11.3% increase recorded in 4Q24. Aerolíneas Argentinas resumed operations to Porto Alegre and confirmed plans to maintain the Córdoba–Rio de Janeiro route year-round. Additionally, Avianca began operating flights to Buenos Aires with Wamos Air A330-300s aircraft as part of its strategy to strengthen service on high-demand routes.

Revenues increased by 5.4% YoY to $268.8 million in 1Q25 on an ‘as reported’ basis. Excluding Construction Services and the impact of IAS 29, revenues rose by 22.2% YoY, driven by increases of 23.3% and 20.5% in Aeronautical and Commercial revenues, respectively. Construction Services revenue declined by 39.6% YoY, or 35.2% excluding IAS 29, reflecting lower capital expenditures compared to the prior year.

•	Aeronautical Revenues ex-IAS29 increased by 23.3% YoY, primarily supported by 21.0% YoY growth in international passenger traffic and higher domestic passenger fees measured in U.S. dollars. Effective November 1, 2024, domestic passenger fees in Argentina were raised by 124%, to ARS 5,685 from ARS 2,540.

•	Commercial Revenues ex-IAS29 increased by 20.5% YoY, driven by higher passenger-related revenues—including Parking facilities, Duty Free, VIP lounges, Catering, and Food & Beverage—reflecting YoY traffic growth. These increases were partially offset by a decline in Cargo revenues.

Total Costs and Expenses increased by 18.7% YoY to $211.3 million on an ‘as reported’ basis. Excluding Construction Services and the impact of IAS 29, Total Costs and Expenses increased by 35.7% YoY, primarily driven by higher Cost of Services and, to a lesser extent, increased SG&A expenses.

•	Cost of Services, excluding IAS29 and Construction Service Costs, increased by 33.5% YoY, or $31.6 million, driven mainly by a 66%%, or $13.3 million, increase in Maintenance expenses, combined with increases in Concession fees, Services and fees, and Salaries and social security contributions reflecting inflation levels significantly above currency depreciation.

•	SG&A expenses ex-IAS29 increased by 35.2% YoY, or $7.0 million, to $26.8 million, primarily due to higher Salaries and social security contributions and, to a lesser extent, higher Taxes.

Adjusted Segment EBITDA decreased by 3.9% YoY to $99.7 million in 1Q25 on an ‘as reported’ basis. Excluding IAS 29, Adjusted Segment EBITDA increased by 10.5% YoY to $102.0 million, with an Adjusted EBITDA margin ex-IFRIC 12 of 41.5%, compared to 45.9% in 1Q24. The 4.4 percentage point decline in the margin was primarily driven by higher ARS-denominated operating costs, due to inflation significantly outpacing currency depreciation.

During 1Q25, CAAP made Capital Expenditures ex-IAS29 of $21.7 million, compared to $33.4 million in 1Q24. These expenditures were primarily allocated to the expansion of the inspection and registration point at PSA, improvements to access roads at Aeroparque Airport, the construction of a new terminal building at Rio Hondo Airport, and comprehensive roof repairs at Comodoro Rivadavia Airport, among other projects.

Italy

	1Q25	1Q24	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.4	0.3	17.4%
International Passengers (in millions)	1.2	1.1	8.3%
Transit Passengers (in millions)	n.m.	n.m.	n.m.
Total Passengers (in millions)	1.6	1.5	10.4%
Cargo Volume (in thousands of tons)	3.2	3.1	3.5%
Total Aircraft Movements (in thousands)	14.8	13.7	7.8%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	11.7	11.9	-1.0%
Non-aeronautical revenue	15.3	10.8	42.4%
Commercial revenue	8.8	8.3	5.1%
Construction service revenue	5.1	1.2	319.4%
Other revenue	1.5	1.2	23.2%
Total Revenue	27.1	22.6	19.6%
Total Revenue Excluding IFRIC12(1)	22.0	21.4	2.7%
Cost of Services	23.0	18.8	22.6%
Selling, general and administrative expenses	3.1	2.9	8.4%
Total Costs and Expenses	26.2	21.7	20.7%
Total Costs and Expenses Excluding IFRIC12(2)	23.2	21.1	9.8%
Adjusted Segment EBITDA	3.5	3.7	-5.1%
Adjusted Segment EBITDA Mg	13.0%	16.4%	-340
Adjusted EBITDA Margin excluding IFRIC 12(3)	6.4%	14.2%	-783
Capex	6.2	1.4	337.5%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy rose by 10.4% YoY to 1.6 million passengers, mainly supported by additional flight frequencies operated by Ryanair. International traffic, which accounted for 75% of total traffic, grew by 8.3% YoY, driven by increases of 9.0% at Pisa airport and 7.4% at Florence airport. Meanwhile, domestic passenger traffic increased by 17.4% YoY, supported by strong performances at both Pisa and Florence airports.

Revenues increased 19.6% YoY to $27.1 million in 1Q25, reflecting commercial revenue growth, supported by higher passenger volumes, and increased Construction Service revenues tied to higher Capex. Commercial revenues grew 5.1% YoY, reflecting higher demand for passenger-related services such as VIP lounges, F&B services, and Parking facilities, in line with strong year-over-year traffic growth.

•	Aeronautical Revenues declined 1.0% YoY despite traffic growth, as a result of higher marketing support.

•	Commercial Revenues increased 5.1% YoY, or $0.4 million, mainly driven by the aforementioned increase in passenger-related revenues, following the strong year-over-year traffic growth.

Total Costs and Expenses increased 20.7% YoY, or $4.5 million, to $26.2 million. Excluding construction services, total costs and expenses increased 9.8% year-over-year to $23.2 million.

•	Cost of Services excluding Construction service increased 10.1% YoY, or $1.8 million, primarily driven by higher Maintenance expenses and Cost of stock, partially offset by lower Salaries and social security contributions.

•	SG&A increased 8.4% YoY, or $0.2 million, to $3.1 million.

Adjusted Segment EBITDA decreased 5.1% YoY to $3.5 million from $3.7 million in 1Q24, with Adjusted EBITDA margin Ex-IFRIC12 contracting 7.8 percentage points to 6.4%, mainly as a result of the aforementioned increase in marketing support.

During 1Q25, CAAP made Capital Expenditures of $6.2 million, compared to $1.4 million in 1Q24.

Brazil

	1Q25	1Q24	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	2.1	2.3	-11.9%
International Passengers (in millions)	0.2	0.2	16.8%
Transit Passengers (in millions)	1.4	1.4	4.9%
Total Passengers (in millions) (1)	3.7	3.9	-4.6%
Cargo Volume (in thousands of tons)	15.3	15.4	-0.8%
Total Aircraft Movements (in thousands)	34.6	35.6	-2.9%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	9.2	10.8	-14.2%
Non-aeronautical revenue	15.9	18.1	-11.8%
Commercial revenue	15.7	17.7	-11.2%
Construction service revenue	0.2	0.3	-41.4%
Total Revenue	25.2	28.8	-12.7%
Total Revenue Excluding IFRIC12(2)	25.0	28.5	-12.4%
Cost of Services	15.8	20.0	-21.0%
Selling, general and administrative expenses	2.6	1.6	59.6%
Other expenses	0.0	0.4	-98.9%
Total Costs and Expenses	18.4	22.1	-16.6%
Total Costs and Expenses Excluding IFRIC12(3)	18.2	21.7	-16.2%
Adjusted Segment EBITDA	9.6	9.9	-2.8%
Adjusted Segment EBITDA Mg	38.1%	34.2%	385
Adjusted EBITDA Margin excluding IFRIC12(4)	38.3%	34.6%	375
Capex	0.6	0.6	-10.1%
1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic declined by 4.6% YoY, but rose by 5.4% YoY when adjusted for the discontinuation of Natal Airport, showing improved traffic trends despite ongoing challenges in the aviation sector and aircraft availability in the country. Domestic traffic, which accounted for nearly 60% of total traffic, fell by 11.9% YoY, but increased by 3.6% when excluding Natal. Meanwhile, transit passengers rose by 4.9% YoY. Following the friendly termination process concluded in the first quarter of 2024, effective February 19, 2024, CAAP no longer operates Natal Airport. Therefore, statistics for Natal are available up to February 18, 2024.

Revenues decreased by 12.7% YoY, or $3.7 million, to $25.2 million in 1Q25, driven by decreases of 14.2% and 11.2% in Aeronautical and Commercial revenues, respectively. Results were impacted by the discontinuation of Natal Airport in February 2024 and by the 18.2% average depreciation of the Brazilian real against the US dollar since 1Q24.

•	Aeronautical Revenues decreased by 14.2% YoY, or $1.5 million, primarily due to lower Passenger use fees and Aircraft fees, reflecting reduced passenger traffic and the year-over-year average depreciation of the Brazilian real.

•	Commercial Revenues decreased by 11.2% YoY, or $2.0 million, also impacted by the average YoY depreciation of the Brazilian real. VIP lounges, Cargo revenues, and Duty Free performed particularly well, with increases of 7%, 5%, and 15% in U.S. dollars, respectively.

Total Costs and Expenses in 1Q25 decreased by 16.6% YoY, or $3.7 million, to $18.4 million, benefiting from the 18.2% average depreciation of the Brazilian real against the U.S. dollar since 1Q24.

•	Cost of Services declined by 21.0% YoY, or $4.2 million, with reductions across all categories, most notably in Salaries and social security contributions, Concession fees, and Maintenance expenses.

•	SG&A increased by 59.6% YoY, or $1.0 million, reaching $2.6 million in 1Q25.

Adjusted Segment EBITDA decreased by 2.8% YoY, or $0.3 million, to $9.6 million, while the Adjusted EBITDA margin expanded by 3.9 percentage points to 38.1%, up from 34.2% in the prior-year quarter. Notably, Adjusted EBITDA in 1Q24 included a one-time benefit of $1.1 million resulting from the resolution of a litigation process with several telecommunications companies. Excluding this benefit from the prior year, Adjusted EBITDA would have increased by 9.4%, and the Adjusted EBITDA margin would have expanded by 7.7 percentage points.

During 1Q25, CAAP made capital expenditures of $0.6 million, in line with 1Q24.

Uruguay

	1Q25	1Q24	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.
International Passengers (in millions)	0.6	0.6	2.4%
Transit Passengers (in millions)	n.m.	n.m.	n.m.
Total Passengers (in millions)	0.7	0.6	2.4%
Cargo Volume (in thousands of tons)	8.9	6.9	29.0%
Total Aircraft Movements (in thousands)	9.9	9.7	2.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	25.8	25.2	2.3%
Non-aeronautical revenue	25.4	25.4	0.0%
Commercial revenue	20.9	19.4	7.4%
Construction service revenue	4.5	6.0	-24.3%
Total Revenue	51.2	50.7	1.1%
Total Revenue Excluding IFRIC12(1)	46.7	44.7	4.5%
Cost of Services	24.2	25.3	-4.3%
Selling, general and administrative expenses	6.3	5.3	19.9%
Other expenses	0.1	0.1	-58.7%
Total Costs and Expenses	30.6	30.8	-0.4%
Total Costs and Expenses Excluding IFRIC12(2)	26.1	24.8	5.4%
Adjusted Segment EBITDA	22.8	21.9	3.8%
Adjusted Segment EBITDA Mg	44.5%	43.3%	117
Adjusted EBITDA Margin excluding IFRIC 12 (3)	48.8%	49.1%	-32
Capex	7.0	6.0	16.4%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Uruguay, where air traffic is predominantly international, total passenger traffic continued its recovery, increasing by 2.4% YoY, supported by new routes launched for the summer season. Both SKY and LATAM Airlines introduced new services connecting Montevideo–Rio de Janeiro and Punta del Este–Santiago de Chile, respectively, while Azul Linhas Aéreas began operating flights to Florianópolis. During the quarter, Azul announced a new direct route between Montevideo and Campinas, with five weekly flights, aimed at strengthening ties between Uruguay and Brazil, facilitating passenger flows, and promoting new commercial and tourism opportunities.

Revenues increased 1.1% YoY to $51.2 million on an ‘As reported’ basis, or 4.5% to $46.7 million, when excluding Construction Service revenues, driven by higher Aeronautical and Commercial revenues following traffic growth.

•	Aeronautical Revenues increased 2.3% YoY, or $0.6 million, to $25.8 million, aligned with passenger traffic growth.

•	Commercial Revenues increased by 7.4% YoY, or $1.4 million, to $20.9 million driven by higher Cargo revenues, as well as increased passenger-driven revenues—particularly from VIP lounges, Duty Free, and F&B services.

Total Costs and Expenses decreased 0.4% YoY to $30.6 million. Excluding Construction Services, Total Cost and Expenses increased 5.4% YoY to $26.1 million, reflecting both higher SG&A expenses and higher Cost of services.

•	Cost of Services declined by 4.3% YoY to $24.2 million. Excluding Construction Service cost, Cost of Services grew by 1.9% to $19.7 million, mainly due to higher Maintenance expenses, Concession fees, and Salaries and social security contributions.

•	SG&A increased 19.9% YoY, to $6.3 million, mainly driven by higher Maintenance expenses, Services and fees and Advertising.

Adjusted Segment EBITDA increased by 3.8% YoY to $22.8 million, while the Adjusted EBITDA margin excluding IFRIC 12 declined by 0.3 percentage points to 48.8%. The margin contraction reflects increased operating expenses at the Puerta del Sur concession, following the full activation of six regional airports, as of January 1, 2025.

During 1Q25, CAAP made Capital Expenditures of $7.0 million in Uruguay, up from $6.0 million in 1Q24.

Armenia

	1Q25	1Q24	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.
International Passengers (in millions)	1.0	1.0	-0.6%
Transit Passengers (in millions)	n.m.	n.m.	n.m.
Total Passengers (in millions)	1.1	1.0	1.2%
Cargo Volume (in thousands of tons)	9.6	9.0	6.2%
Total Aircraft Movements (in thousands)	8.3	8.1	3.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	17.4	18.4	-5.1%
Non-aeronautical revenue	30.7	30.1	1.9%
Commercial revenue	29.8	29.8	0.0%
Construction service revenue	0.9	0.3	166.0%
Total Revenue	48.1	48.5	-0.8%
Total Revenue Excluding IFRIC12(1)	47.2	48.1	-1.9%
Cost of Services	30.4	30.3	0.4%
Selling, general and administrative expenses	4.6	4.3	6.6%
Other expenses	0.6	0.2	199.2%
Total Costs and Expenses	35.6	34.8	2.2%
Total Costs and Expenses Excluding IFRIC12(2)	34.7	34.4	0.7%
Adjusted Segment EBITDA	18.1	18.8	-3.7%
Adjusted Segment EBITDA Mg	37.7%	38.9%	-114
Adjusted EBITDA Margin excluding IFRIC 12 (3)	38.4%	39.1%	-73
Capex	2.7	4.9	-43.4%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger traffic in Armenia grew by 1.2% YoY to 1.1 million passengers, continuing its positive trend post-COVID. This performance was supported by the introduction of new airlines and increased flight frequencies, with carriers such as China Southern, Air Cairo, Salam Air, and Sky Express recently beginning operations at Yerevan Airport.

Revenues decreased 0.8% YoY to $48.1 million on an ‘As reported’ basis, or 1.9% when excluding Construction Service revenues, mainly driven by lower Aeronautical revenues, as Commercial revenues remained broadly flat.

•	Aeronautical Revenues decreased by 5.1% YoY, or $0.9 million, to $17.4 million.

•	Commercial Revenues remained largely flat YoY at $29.8 million as growth in VIP lounges, F&B, Advertising and Retail stores was offset by a decline in fuel revenues, which are directly tied to Cost of Fuel.

Total Costs and Expenses increased by 2.2% YoY to $35.6 million. Excluding IFRIC 12, Total Costs and Expenses increased modestly by 0.7% YoY, driven by higher SG&A and other expenses, partially offset by lower Cost of Services.

•	Cost of Services increased by 0.4% YoY to $30.4 million. Excluding IFRIC 12, Cost of Services declined by 1.4%, mainly driven by lower Cost of fuel (linked to Fuel revenues) and Maintenance expenses, partially offset by higher Salaries and social security contributions.

•	SG&A increased 6.6% YoY, or $0.3 million, to $4.6 million in 1Q25.

Adjusted Segment EBITDA decreased by 3.7% YoY to $18.1 million in 1Q25, with the Adjusted EBITDA Margin Ex IFRIC12 contracting 0.7 percentage points to 38.4%.

During 1Q25, CAAP made Capital Expenditures of $2.7 million in Armenia, compared to $4.9 million in 1Q24.

Ecuador

	1Q25	1Q24	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.6	0.6	0.4%
International Passengers (in millions)	0.5	0.5	3.9%
Transit Passengers (in millions)	n.m.	n.m.	n.m.
Total Passengers (in millions)	1.1	1.1	2.2%
Cargo Volume (in thousands of tons)	9.0	9.3	-3.6%
Total Aircraft Movements (in thousands)	19.2	19.0	1.3%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	19.9	19.8	0.5%
Non-aeronautical revenue	7.3	6.8	7.2%
Commercial revenue	7.3	6.8	7.2%
Construction service revenue	0.0	0.0	-
Total Revenue	27.2	26.7	2.2%
Total Revenue Excluding IFRIC12(1)	27.2	26.7	2.2%
Cost of Services	16.3	15.6	4.5%
Selling, general and administrative expenses	3.8	4.5	-14.3%
Other expenses	0.0	0.0	2.0%
Total Costs and Expenses	20.1	20.1	0.3%
Total Costs and Expenses Excluding IFRIC12(2)	20.1	20.1	0.3%
Adjusted Segment EBITDA	8.1	7.5	7.7%
Adjusted Segment EBITDA Mg	29.7%	28.2%	152
Adjusted EBITDA Margin excluding IFRIC 12(3)	29.7%	28.2%	152
Capex	0.2	1.6	-89%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Ecuador, total passenger traffic rose by 2.2% YoY to 1.1 million passengers, despite ongoing security concerns in the country. International traffic increased by 3.9% YoY, while domestic traffic increased 0.4% YoY, as high airfare prices continued to weigh on travel demand.

Revenues increased by 2.2% YoY to $27.2 million in 1Q25 on an ‘As reported’ basis, driven primarily by higher Commercial revenues and, to a lesser extent, growth in Aeronautical revenues.

•	Aeronautical Revenues increased 0.5% YoY, or $0.1 million, to $19.9 million.

•	Commercial Revenues increased 7.2% YoY, or $0.5 million, to $7.3 million, reflecting higher sales in Retail stores and Duty Free revenues.

Total Costs and Expenses increased slightly by 0.3% YoY to $20.1 million, as higher Cost of services were partially offset by lower SG&A expenses.

•	Cost of Services increased 4.5% YoY, or $0.7 million, mainly driven by higher Maintenance expenses.

•	SG&A decreased 14.3% YoY, to $3.8 million.

Adjusted Segment EBITDA increased 7.7% YoY to $8.1 million, with the Adjusted EBITDA Margin expanding 1.5 percentage point to 29.7%.

During 1Q25, CAAP made Capital Expenditures of $0.2 million in Ecuador, compared to $1.6 million in 1Q24.

Key Quarter Highlights and Subsequent Events

CAAP | Annual General Shareholders Meeting

On May 22, 2025, Corporación América Airports held its annual general meeting of shareholders in Luxembourg. The Company’s shareholders approved and adopted all matters submitted to them at the Meeting.

For further information on subsequent events, please refer to Note 20 of the Company’s Financial Statements, filed with the SEC on Form 6-K.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 1Q25, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

Non-Financial Disclosure

With the assistance of an external advisor and under guidance of the Board of Directors, the Company is preparing its ESG policy and gearing up to make the necessary disclosure under the Corporate Sustainability Reporting Directive in a timely manner.

1Q25 EARNINGS CONFERENCE CALL

When:	10:00 a.m. Eastern Time, May 23, 2025
Who:	Mr. Martín Eurnekian, Chief Executive Officer
Mr. Jorge Arruda, Chief Financial Officer
Mr. Patricio Iñaki Esnaola, Head of Investor Relations
Dial-in:	1-800-549-8228 (North America, Toll Free); 1-289-819-1520 (Other locations); Conference ID: 53287
Webcast:	CAAP 1Q25 Earnings Conference Call
Replay:	1-888-660-6264 (North America, Toll Free); 1-289-819-1325 (Other locations); Playback Passcode: 53287 #

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 21 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2024, Corporación América Airports served 79.0 million passengers, 2.7% (or 0.4% excluding Natal) below the 81.1 million passengers served in 2023, and 6.2% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the Covid-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU or the AMD against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	1Q25	1Q24	% Var.
Argentina
Domestic Passengers (in millions)	7.6	7.0	9.0%
International Passengers (in millions)	4.2	3.5	21.0%
Transit passengers (in millions)	0.4	0.4	1.9%
Total passengers (in millions)	12.2	10.8	12.5%
Cargo volume (in thousands of tons)	50.0	44.2	13.1%
Aircraft movements (in thousands)	119.4	114.0	4.7%
Italy
Domestic Passengers (in millions)	0.4	0.3	17.4%
International Passengers (in millions)	1.2	1.1	8.3%
Transit passengers (in millions)	n.m.	n.m.	n.m.
Total passengers (in millions)	1.6	1.5	10.4%
Cargo volume (in thousands of tons)	3.2	3.1	3.5%
Aircraft movements (in thousands)	14.8	13.7	7.8%
Brazil
Domestic Passengers (in millions)	2.1	2.3	-11.9%
International Passengers (in millions)	0.2	0.2	16.8%
Transit passengers (in millions)	1.4	1.4	4.9%
Total passengers (in millions)	3.7	3.9	-4.6%
Cargo volume (in thousands of tons)	15.3	15.4	-0.8%
Aircraft movements (in thousands)	34.6	35.6	-2.9%
Uruguay
Domestic Passengers (in millions)	n.m.	n.m.	n.m.
International Passengers (in millions)	0.6	0.6	2.4%
Transit passengers (in millions)	n.m.	n.m.	n.m.
Total passengers (in millions)	0.7	0.6	2.4%
Cargo volume (in thousands of tons)	8.9	6.9	29.0%
Aircraft movements (in thousands)	9.9	9.7	2.0%
Ecuador(1)
Domestic Passengers (in millions)	0.6	0.6	0.4%
International Passengers (in millions)	0.5	0.5	3.9%
Transit passengers (in millions)	0.0	0.0	10.4%
Total passengers (in millions)	1.1	1.1	2.2%
Cargo volume (in thousands of tons)	9.0	9.3	-3.6%
Aircraft movements (in thousands)	19.2	19.0	1.3%
Armenia
Domestic Passengers (in millions)	n.m.	n.m.	n.m.
International Passengers (in millions)	1.0	1.0	-0.6%
Transit passengers (in millions)	n.m.	n.m.	n.m.
Total passengers (in millions)	1.1	1.0	1.2%
Cargo volume (in thousands of tons)	9.6	9.0	6.2%

	1Q25	1Q24	% Var.
Aircraft movements (in thousands)	8.3	8.1	3.0%

1)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	1Q25	1Q24	1Q25	1Q24	4Q24	4Q23	4Q24	4Q23
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	1,056.3	833.2	1,074.0	896.2	1,000.3	444.1	1,032.0	808.5
Euro	1.1	1.1	1.1	1.1	1.1	1.1	1.0	1.1
Brazilian Real	5.9	5.0	5.7	5.0	5.8	5.0	6.2	4.8
Uruguayan Peso	43.0	38.9	42.1	38.4	42.3	39.2	44.0	39.3

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	1Q25 as reported	1Q24 as reported	% Var as reported	IAS 29	1Q25 ex IAS 29	1Q24 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	236.7	221.5	6.8%	1.4	235.3	208.7	12.7%
Passenger use fees	205.4	187.7	9.4%	1.3	204.1	176.4	15.7%
Aircraft fees	30.9	32.5	-4.7%	0.1	30.8	31.0	-0.6%
Other	0.3	1.3	-75.1%	-	0.3	1.3	-75.1%

Commercial Revenue Breakdown (in US$ million)

	1Q25 as reported	1Q24 as reported	% Var as reported	IAS 29	1Q25 ex IAS 29	1Q24 ex IAS 29	% Var ex IAS 29
Commercial revenue	178.7	168.4	6.1%	1.6	177.1	160.6	10.2%
Warehouse use fees	47.3	50.7	-6.8%	0.3	47.0	46.8	0.5%
Duty free shops	20.3	18.4	10.5%	0.1	20.2	17.5	15.4%
Rental of space (including hangars)	10.6	11.0	-3.2%	0.1	10.6	10.4	1.9%
Parking facilities	14.2	8.7	62.5%	0.1	14.1	8.4	68.3%
Fuel	24.2	26.0	-7.0%	0.0	24.1	25.8	-6.3%
Food and beverage services	7.8	6.7	16.0%	0.1	7.7	6.4	19.4%
Advertising	7.6	7.6	0.2%	0.4	7.2	6.9	5.2%
Services and retail stores	4.4	3.8	17.1%	0.0	4.4	3.7	19.5%
Catering	4.0	3.0	29.9%	0.0	3.9	2.8	38.7%
VIP lounges	16.6	13.4	23.4%	0.3	16.3	12.9	26.2%
Walkway services	2.3	2.1	8.0%	0.0	2.3	2.0	15.1%
Other	19.5	16.9	15.0%	0.2	19.2	17.1	12.2%

Total Expenses Breakdown (in US$ million)

	1Q25 as reported	1Q24 as reported	% Var as reported	IAS 29	1Q25 ex IAS 29	1Q24 ex IAS 29	% Var ex IAS 29
Cost of services	291.3	267.5	8.9%	31.5	259.9	240.6	8.0%
SG&A	54.3	44.2	23.0%	1.2	53.1	42.3	25.5%
Financial loss	42.3	-155.8	-127.1%	-35.7	77.9	101.9	-23.5%
Inflation adjustment	3.5	13.6	-73.9%	2.2	1.4	-2.8	-149.3%
Other expenses	5.1	2.7	90.3%	0.0	5.0	2.4	108.1%
Income tax expense	32.4	112.9	-71.3%	13.3	19.0	-54.5	-135.0%
Total expenses	428.9	285.0	50.5%	12.5	416.4	330.0	26.2%

Cost of Services (in US$ million)

	1Q25 as reported	1Q24 as reported	% Var as reported	IAS 29	1Q25 ex IAS 29	1Q24 ex IAS 29	% Var ex IAS 29
Cost of Services	291.3	267.5	8.9%	31.5	259.9	240.6	8.0%
Salaries and social security contributions	63.4	60.3	5.1%	0.3	63.1	57.4	9.9%
Concession fees	55.8	52.4	6.4%	0.3	55.4	49.4	12.3%
Construction service cost	28.7	40.6	-29.3%	-1.4	30.1	40.4	-25.6%
Maintenance expenses	46.8	31.7	47.8%	0.9	46.0	30.6	50.2%
Amortization and depreciation	51.7	37.6	37.4%	31.3	20.4	18.6	9.7%
Services and fees	16.9	15.5	9.1%	0.1	16.8	15.1	11.6%
Cost of fuel	18.3	20.7	-11.6%	-	18.3	20.7	-11.6%
Taxes	1.3	1.3	1.1%	0.0	1.3	1.2	9.2%
Office expenses	3.8	3.9	-0.8%	0.0	3.8	3.6	5.9%
Others	4.6	3.5	31.4%	0.0	4.6	3.5	31.9%

Selling, General and Administrative Expenses (in US$ million)

	1Q25 as reported	1Q24 as reported	% Var as reported	IAS 29	1Q25 ex IAS 29	1Q24 ex IAS 29	% Var ex IAS 29
SG&A	54.3	44.2	23.0%	1.2	53.1	42.3	25.5%
Taxes	16.9	14.5	16.9%	0.1	16.8	13.3	25.9%
Salaries and social security contributions	13.5	10.3	30.4%	0.1	13.4	10.0	33.8%
Services and fees	11.8	10.4	14.3%	0.0	11.8	10.3	15.1%
Office expenses	2.5	1.4	77.7%	0.0	2.5	1.3	87.1%
Amortization and depreciation	2.6	1.7	49.7%	0.9	1.7	1.6	6.4%
Maintenance expenses	1.1	0.5	101.2%	0.0	1.1	0.5	102.8%
Advertising	0.7	0.6	9.3%	0.0	0.7	0.6	7.8%
Insurances	1.0	0.8	16.3%	0.0	0.9	0.8	16.5%
Bad debts recovery	-1.1	-0.9	23.4%	0.0	-1.1	-0.9	22.5%
Bad debts	2.6	2.1	22.8%	0.0	2.6	2.1	23.7%
Others	2.7	2.6	5.2%	0.0	2.7	2.6	5.2%

Expenses by Segment (in US$ million)

Country	1Q25 as reported	1Q24 as reported	% Var as reported	IAS 29	1Q25 ex IAS 29	1Q24 ex IAS 29	% Var ex IAS 29
Argentina	211.3	178.1	18.7%	32.7	178.6	149.1	19.8%
Italy	26.2	21.7	20.7%	-	26.2	21.7	20.7%
Brazil	18.4	22.1	-16.6%	-	18.4	22.1	-16.6%
Uruguay	30.6	30.8	-0.4%	-	30.6	30.8	-0.4%
Armenia	35.6	34.8	2.2%	-	35.6	34.8	2.2%
Ecuador	20.1	20.1	0.3%	-	20.1	20.1	0.3%
Unallocated	8.5	6.9	23.7%	-	8.5	6.9	23.7%
Total consolidated expenses (1) (2)	350.7	314.3	11.6%	32.7	318.0	285.3	11.5%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL using the equity method

% Ownership by Concession
Aeropuertos Argentina 2000	Argentina	84.8%
Neuquén	Argentina	77.7%
Bahía Blanca	Argentina	85.0%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brazil	51.0%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%

Selected Income Statement Data (in US$ million)

	1Q25	1Q24	% Var.
Argentina
Total Revenue	268.8	255.0	5.4%
Total Revenue Excluding IFRIC12(1)	248.6	221.6	12.2%
Operating Income	63.6	82.7	-23.1%
Net Income	40.4	174.8	-76.9%
Adjusted Segment EBITDA	99.7	103.7	-3.9%
Adjusted Segment EBITDA Mg	37.1%	40.7%	-3.6pp
Adjusted EBITDA Margin excluding IFRIC	40.1%	46.8%	-6.7pp
Italy
Total Revenue	27.1	22.6	19.6%
Total Revenue Excluding IFRIC12(1)	22.0	21.4	2.7%
Operating Income	0.9	1.0	-7.3%
Net Income	-1.2	-0.8	47.9%
Adjusted Segment EBITDA	3.5	3.7	-5.1%
Adjusted Segment EBITDA Mg	13.0%	16.4%	-3.4pp
Adjusted EBITDA Margin excluding IFRIC	6.4%	14.2%	-7.8pp
Brazil
Total Revenue	25.2	28.8	-12.7%
Total Revenue Excluding IFRIC12(1)	25.0	28.5	-12.4%
Operating Income	6.9	6.8	0.6%
Net Income	-24.0	-20.9	14.5%
Adjusted Segment EBITDA	9.6	9.9	-2.8%
Adjusted Segment EBITDA Mg	38.1%	34.2%	3.9pp
Adjusted EBITDA Margin excluding IFRIC	38.3%	34.6%	3.7pp

	1Q25	1Q24	% Var.
Uruguay
Total Revenue	51.2	50.7	1.1%
Total Revenue Excluding IFRIC12(1)	46.7	44.7	4.5%
Operating Income	20.0	19.1	4.3%
Net Income	20.0	18.8	6.1%
Adjusted Segment EBITDA	22.8	21.9	3.8%
Adjusted Segment EBITDA Mg	44.5%	43.3%	1.2pp
Adjusted EBITDA Margin excluding IFRIC	48.8%	49.1%	-0.3pp
Ecuador
Total Revenue	27.2	26.7	2.2%
Total Revenue Excluding IFRIC12(1)	27.2	26.7	2.2%
Operating Income	6.3	5.8	8.6%
Net Income	5.8	5.1	13.9%
Adjusted Segment EBITDA	8.1	7.5	7.7%
Adjusted Segment EBITDA Mg	29.7%	28.2%	1.5pp
Adjusted EBITDA Margin excluding IFRIC	29.7%	28.2%	1.5pp
Armenia
Total Revenue	48.1	48.5	-0.8%
Total Revenue Excluding IFRIC12(1)	47.2	48.1	-1.9%
Operating Income	12.7	13.9	-8.6%
Net Income	10.0	9.3	7.8%
Adjusted Segment EBITDA	18.1	18.8	-3.7%
Adjusted Segment EBITDA Mg	37.7%	38.9%	-1.2pp
Adjusted EBITDA Margin excluding IFRIC	38.4%	39.1%	-0.7pp
Unallocated
Total revenue	0.2	0.7	-76.7%
Operating Income	-6.3	-4.6	38.8%
Net Income	-14.8	-13.7	8.3%
Adjusted segment EBITDA	-4.0	-1.7	138.2%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A

1  Excludes Construction Service revenue.

2  Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements (2025 vs. 2024)

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	1Q-25	1Q-24	% Var.	1Q-25	1Q-24	% Var.	1Q-25	1Q-24	% Var.	1Q-25	1Q-24	% Var.	1Q-25	1Q-24	% Var.	1Q-25	1Q-24	% Var.
Argentina
Aeroparque	2,863	2,656	7.8%	1,249	845	47.8%	304	277	9.6%	4,416	3,778	16.9%	406	209	94.2%	35,250	31,188	13.0%
Bariloche	635	596	6.6%	22	14	53.7%	2	4	-63.3%	659	615	7.2%	-	-	-	5,202	4,590	13.3%
Catamarca	15	17	-13.6%	-	-	-	0	2	-	15	19	-22.2%	-	14	-	620	591	4.9%
C. Rivadavia	141	125	12.7%	-	-	-	0	3	-	141	128	10.5%	92	130	-29.2%	1,644	1,679	-2.1%
Córdoba	566	576	-1.7%	234	164	43.2%	0	0	-	801	739	8.3%	200	161	24.2%	6,930	6,713	3.2%
El Palomar	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	854	1,086	-21.4%
Esquel	23	25	-6.1%	-	-	-	-	0	-	23	25	-6.1%	-	-	-	956	868	10.1%
Ezeiza	898	714	25.8%	2,463	2,279	8.1%	65	66	-1.5%	3,426	3,059	12.0%	47,899	42,857	11.8%	20,912	19,834	5.4%
Formosa	17	31	-44.4%	-	-	-	-	-	-	17	31	-44.4%	17	13	29.5%	320	383	-16.4%
General Pico	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	536	288	86.1%
Iguazú	469	344	36.4%	0	0	-	0	0	-	470	345	36.3%	-	-	-	2,438	2,607	-6.5%
Jujuy	126	144	-12.3%	1	-	-	-	2	-	127	145	-12.7%	19	98	-80.6%	1,991	1,228	62.1%
La Rioja	14	18	-22.8%	-	-	-	0	2	-	14	21	-31.3%	-	20	-	635	426	49.1%
Malargüe	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	165	239	-31.0%
Mar del Plata	105	121	-12.9%	-	-	-	0	2	-	106	123	-14.1%	39	22	74.4%	2,138	2,558	-16.4%
Mendoza	451	412	9.6%	179	136	31.5%	12	11	7.5%	642	559	14.9%	481	105	356.3%	5,702	5,179	10.1%
Paraná	10	12	-12.8%	-	-	-	-	-	-	10	12	-12.8%	-	-	-	659	772	-14.6%
Posadas	74	83	-10.8%	-	-	-	-	-	-	74	83	-10.8%	43	26	68.1%	975	937	4.1%
Pto Madryn	41	27	49.8%	-	-	-	-	-	-	41	27	49.8%	8	3	202.6%	356	228	56.1%
Reconquista	-	1	-	-	-	-	-	-	-	-	1	-	-	-	-	521	588	-11.4%
Resistencia	35	55	-35.9%	-	-	-	0	3	-	35	58	-39.1%	69	40	73.1%	656	954	-31.2%
Río Cuarto	3	6	-45.0%	-	-	-	-	-	-	3	6	-45.0%	1	2	-32.9%	163	155	5.2%
Río Gallegos	48	53	-9.6%	0	0	-	1	1	1.3%	49	54	-9.1%	42	59	-28.1%	862	1,018	-15.3%
Río Grande	38	45	-14.3%	-	-	-	0	-	-	39	45	-14.0%	362	188	92.4%	779	692	12.6%
Salta	336	295	13.6%	22	12	92.8%	0	0	-	358	307	16.6%	94	50	86.6%	4,224	4,077	3.6%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	1Q-25	1Q-24	% Var.	1Q-25	1Q-24	% Var.	1Q-25	1Q-24	% Var.	1Q-25	1Q-24	% Var.	1Q-25	1Q-24	% Var.	1Q-25	1Q-24	% Var.
San Fernando	-	1	-	-	-	-	-	-	-	-	1	-	-	-	-	12,706	13,299	-4.5%
San Juan	47	44	6.1%	-	-	-	-	-	-	47	44	6.1%	-	-	-	569	606	-6.1%
San Luis	13	18	-26.1%	-	-	-	-	-	-	13	18	-26.1%	10	91	-89.2%	406	399	1.8%
San Rafael	14	15	-11.0%	-	-	-	0	-	-	14	15	-11.0%	-	-	-	2,125	2,678	-20.6%
Santa Rosa	10	11	-12.9%	-	-	-	0	0	-	10	11	-12.2%	14	-	-	624	630	-1.0%
Santiago del Estero	51	53	-2.6%	-	-	-	0	-	-	51	53	-2.3%	17	24	-27.0%	898	1,148	-21.8%
Tucumán	191	178	7.2%	3	-	-	0	0	-	194	178	8.8%	104	1	-	1,924	1,708	12.6%
Viedma	9	8	9.4%	-	-	-	0	1	-	9	9	-5.4%	-	-	-	213	220	-3.2%
Villa Mercedes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	204	514	-60.3%
Termas de Río Hondo	7	2	187.9%	-	-	-	0	0	-	7	2	180.5%	-	5	-	162	60	170.0%
Bahía Blanca	49	57	-14.2%	-	-	-	1	4	-	49	61	-18.7%	56	31	82.7%	787	1,019	-22.8%
Neuquén	303	237	28.2%	0	0	-	5	4	30.0%	308	240	28.2%	75	87	-13.9%	3,321	2,856	16.3%
Total Argentina	7,603	6,978	9.0%	4,174	3,450	21.0%	391	383	1.9%	12,168	10,812	12.5%	50,047	44,234	13.1%	119,427	114,015	4.7%

Italy
Pisa	296	247	19.7%	661	606	9.0%	0	1	-	957	854	12.1%	3,209	3,097	3.6%	7,077	6,397	10.6%
Florence	106	95	11.4%	567	528	7.4%	-	-	-	673	623	8.0%	15	19	-22.4%	7,690	7,298	5.4%
Total Italy	401	342	17.4%	1,228	1,134	8.3%	0	1	-	1,630	1,477	10.4%	3,224	3,115	3.5%	14,767	13,695	7.8%

Brazil
Natal(1)	-	350	-	-	16	-	-	2	-	-	368	-	-	898	-	-	3,076	-
Brasilia	2,060	1,988	3.6%	218	170	28.1%	1,448	1,378	5.1%	3,726	3,536	5.4%	15,277	14,509	5.3%	34,583	32,531	6.3%
Total Brazil	2,060	2,338	-11.9%	218	187	16.8%	1,448	1,380	4.9%	3,726	3,905	-4.6%	15,277	15,407	-0.8%	34,583	35,607	-2.9%

Uruguay
Carrasco	1	0	-	562	559	0.6%	15	15	-2.9%	577	574	0.6%	8,889	6,893	29.0%	5,681	5,608	1.3%
Punta del Este	0	0	-	77	65	18.7%	-	-	-	77	65	18.6%	-	-	-	4,230	4,112	2.9%
Total Uruguay	1	0	-	639	623	2.4%	15	15	-2.9%	654	639	2.4%	8,889	6,893	29.0%	9,911	9,720	2.0%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	1Q-25	1Q-24	% Var.	1Q-25	1Q-24	% Var.	1Q-25	1Q-24	% Var.	1Q-25	1Q-24	% Var.	1Q-25	1Q-24	% Var.	1Q-25	1Q-24	% Var.
Ecuador
Guayaquil	441	435	1.3%	539	519	3.9%	21	19	10.4%	1,001	973	2.9%	7,663	7,907	-3.1%	17,652	17,427	1.3%
Galápagos	133	136	-2.6%	-	-	-	-	-	-	133	136	-2.6%	1,294	1,387	-6.7%	1,591	1,560	2.0%
Total Ecuador	574	571	0.4%	539	519	3.9%	21	19	10.4%	1,134	1,110	2.2%	8,957	9,294	-3.6%	19,243	18,987	1.3%

Armenia
Zvartnots	-	-	-	1,008	1,022	-1.3%	18	-	-	1,027	1,022	0.5%	9,554	8,999	6.2%	8,163	7,943	2.8%
Shirak	-	-	-	29	21	35.0%	-	-	-	29	21	35.0%	-	-	-	172	146	17.8%
Total Armenia	-	-	-	1,037	1,043	-0.6%	18	-	-	1,055	1,043	1.2%	9,554	8,999	6.2%	8,335	8,089	3.0%
Total CAAP	10,639	10,230	4%	7,835	6,956	13%	1,894	1,798	5%	20,368	18,984	7%	95,947	87,943	9%	206,266	200,113	3%

(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Income Statement (in US$ thousands)

	1Q25	1Q24	% Var.
Continuing operations
Revenue	447,818	433,047	3.4%
Cost of services	-291,334	-267,482	8.9%
Gross profit	156,484	165,565	-5.5%
Selling, general and administrative expenses	-54,333	-44,158	23.0%
Other operating income	6,951	6,050	14.9%
Other operating expenses	-5,054	-2,655	90.4%
Operating income	104,048	124,802	-16.6%
Share of loss in associates	-495	-211	134.6%
Income before financial results and income tax	103,553	124,591	-16.9%
Financial income	10,873	18,711	-41.9%
Financial loss	-42,254	155,834	-127.1%
Inflation adjustment	-3,544	-13,586	-73.9%
Income before income tax	68,628	285,550	-76.0%
Income tax	-32,382	-112,904	-71.3%
Income for the period	36,246	172,646	-79.0%
Attributable to:
Owners of the parent	40,772	152,670	-73.3%
Non-controlling interest	-4,526	19,976	-122.7%

Balance Sheet (in US$ thousands)

	Mar 31, 2025	Dec 31, 2024
ASSETS
Non-current assets
Intangible assets, net	3,246,264	3,155,448
Property, plant and equipment, net	80,254	77,801
Right-of-use asset	9,637	9,921
Investments in associates	11,357	11,746
Other financial assets at fair value through profit or loss	4,411	4,237
Other financial assets at amortized cost	96,531	84,618
Derivative financial instruments		-
Deferred tax assets	13,927	13,372
Inventories	308	314
Other receivables	61,620	58,461
Trade receivables	10	18
Total non-current assets	3,524,319	3,415,936
Current assets
Inventories	13,010	11,410
Other financial assets at fair value through profit or loss	2,885	3,129
Other financial assets at amortized cost	72,023	82,923
Other receivables	60,178	63,156
Current tax assets	8,061	7,366
Trade receivables	158,480	157,546
Cash and cash equivalents	448,618	439,847
Total	763,255	765,377
Assets classified as held for sale	137	137
Total current assets	763,392	765,514
Total assets	4,287,711	4,181,450
EQUITY
Share capital	163,223	163,223
Share premium	183,430	183,430
Treasury shares	(4,094)	(4,094)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(89,262)	(116,471)
Legal reserves	7,419	7,419
Other reserves	(1,319,179)	(1,319,682)
Retained earnings	759,283	718,511
Total attributable to owners of the parent	1,437,758	1,369,274
Non-controlling interests	141,530	148,686
Total equity	1,579,288	1,517,960
LIABILITIES
Non-current liabilities
Borrowings	1,034,928	1,042,704
Derivative financial instruments liabilities	2,832	3,351

	Mar 31, 2025	Dec 31, 2024
Deferred tax liabilities	420,666	383,369
Other liabilities	692,397	621,412
Lease liabilities	6,574	7,010
Trade payables	1,863	1,914
Total non-current liabilities	2,159,260	2,059,760
Current liabilities
Borrowings	103,852	115,367
Other liabilities	322,424	348,586
Lease liabilities	3,750	3,707
Current tax liabilities	13,654	15,307
Trade payables	105,483	120,763
Total current liabilities	549,163	603,730
Total liabilities	2,708,423	2,663,490
Total equity and liabilities	4,287,711	4,181,450

Statement of Cash Flow (in US$ thousands)

	Mar 31, 2025	Mar 31, 2024
Cash flows from operating activities
Income for the period from continuing operations	36,246	172,646
Adjustments for:
Amortization and depreciation	59,236	44,946
Deferred income tax	23,371	108,049
Current income tax	9,011	4,855
Share of loss in associates	495	211
Loss on disposals of property, plant and equipment	299	227
Low value, short term and variable lease payments	(775)	(255)
Share based compensation expenses	264	211
Interest expenses	23,703	27,099
Other financial results, net	(4,088)	(1,366)
Net foreign exchange	(10,919)	(212,173)
Other accruals	1,986	729
Inflation adjustment	(3,369)	5,208
Acquisition of intangible assets	(33,972)	(41,403)
Income tax paid	(9,025)	(9,605)
Collection due to concession compensation (*)	-	90,609
Unpaid concession fees	25,864	23,303
Changes in liability for concessions	27,239	26,360
Changes in working capital	(65,288)	(75,109)
Net cash provided by operating activities	80,278	164,542
Cash flows from investing activities
Cash contribution in associates	(74)	(41)
Acquisition of other financial assets	(45,821)	(32,178)
Disposals of other financial assets	44,525	33,925
Acquisition of Property, plant and equipment	(2,247)	(2,303)
Acquisition of Intangible assets	(282)	(66)
Proceeds from sale of Property, plant and Equipment	26	8
Other	309	(586)
Net cash used in investing activities	(3,564)	(1,241)
Cash flows from financing activities
Loans obtained	95	33,126
Guarantee deposits	(219)	1,130
Principal elements of lease payments	(1,014)	(1,118)
Loans repaid	(43,964)	(70,025)
Interest paid	(14,706)	(19,483)
Dividends paid to non-controlling interests in subsidiaries	(11,953)	-
Net cash used in financing activities	(71,761)	(56,370)
Increase in cash and cash equivalents	4,953	106,931
Movements in cash and cash equivalents
At the beginning of the period	439,847	369,848
Effect of exchange rate changes and inflation adjustment on cash and cash equivalents	3,818	(6,938)
Increase in cash and cash equivalents	4,953	106,931
At the end of the period	448,618	469,841